Public



13030281

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 AND ENDING 12/31/12
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DAHLMAN ROSE & COMPANY, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1301 AVENUE OF THE AMERICAS
(No. and Street)

NEW YORK (City) NEW YORK (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JERRY MIRRO (212) 920-2990
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EISNERAMPER
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2013
REGISTRATIONS BRANCH
14

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GERARD MIRRO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DAHLMAN ROSE & COMPANY LLC, as of DECEMBER 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JACQUELINE LIGHTSEY
Notary Public - State of New York
NO. 01LI6171817
Qualified in Kings County
My Commission Expires July 23, 2015

Gerard Mirro
Signature

CONTROLLER
Title

Jacqueline Lightsey
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


EISNERAMPER
ACCOUNTANTS & ADVISORS

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

DAHLMAN ROSE AND COMPANY, LLC

Contents

EISNERAMPER
ACCOUNTANTS & ADVISORS

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Dahlman Rose and Company, LLC

Report on the Financial Statement

We have audited the accompanying statement of financial condition of Dahlman Rose and Company, LLC as of December 31, 2012 and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Dahlman Rose and Company, LLC as of December 31, 2012 in accordance with accounting principles generally accepted in the United States of America.



New York, New York
February 28, 2013

DAHLMAN ROSE AND COMPANY, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS		
Cash	$	13,720,609
Restricted cash		1,881,864
Due from clearing brokers		4,994,289
Security deposit with clearing brokers		250,000
Securities owned, at fair value		1,216,442
Underwriting and advisory fees receivable		673,837
Commissions receivable		301,209
Furniture, equipment and leasehold improvements (net of accumulated depreciation and amortization of $1,405,605)		928,698
Prepaid expenses		956,164
Due from affiliates		14,577
Income taxes receivable		240,675
Deferred tax asset		96,773
Employee loans receivable		800,348
Other assets		133,304
TOTAL ASSETS	**$**	**26,208,789**
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES		
Accounts payable and accrued expenses	$	3,259,431
Accrued compensation and bonuses payable		9,395,959
Securities sold, net yet purchased		11,204
Deferred income		254,847
Income taxes payable		800
Deferred rent		3,475,347
TOTAL LIABILITIES		**16,397,588**
COMMITMENTS AND CONTINGENCIES		
MEMBERS' CAPITAL		**9,811,201**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**26,208,789**

See notes to statement of financial condition.

DAHLMAN ROSE AND COMPANY, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

1. ORGANIZATION AND NATURE OF BUSINESS

Dahlman Rose and Company, LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

The Company is owned 99% by REDS Management LLC ("REDS") (as "Managing Member") and 1% by DRC Holdings Inc. ("Minority Member").

The Company acts as an introducing broker clearing on a fully-disclosed basis through Pershing LLC, for which it earns commissions and enters into proprietary security transactions for its own account. The Company conducts business in OTC and listed equity securities, debt securities, mutual funds, private placements, and options, acts as a market maker, underwrites listed securities, trades on a proprietary basis, and provides investment banking and corporate finance consulting services. The Company's client base is comprised principally of institutional/professional investors and corporate issuers.

The Company's headquarters are located in New York, with additional branch offices in San Francisco and Boston.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

Securities Transactions

Securities transactions are recorded on a trade-date basis. Securities owned and securities sold short are valued at their quoted market prices.

Rent

Rent payments under noncancellable operating leases are being recognized on the straight-line method over the terms of the respective lease. The office leases are subject to escalation charges based upon increases in real estate taxes and operating costs incurred by landlords.

In lieu of a rent security deposit on its New York City sub-lease, the Company maintains an irrevocable standby letter of credit in favor of its sub-landlord in the amount of $1,881,864 that is collateralized by a certificate of deposit at City National Bank. Such amount is shown as restricted cash in the accompanying statement of financial condition. Under the lease term, the letter of credit must be maintained until the expiration of the sublease through May 30, 2016.

Deferred Rent

The Company has entered into operating lease agreements for its offices, which contain provisions for future rent increases, or periods in which rent payments are reduced (abated). The Company records monthly rent expense equal to the total of the payments due over the lease term, divided by the number months of the lease term. The difference between rent expense recorded and the amount paid is credited or charged to "Deferred Rent" which is reflected as a separate line item in the accompanying statement of financial condition. $2,496,576 is recorded as deferred rent for future rent increases and rent abatement at December 31, 2012.

The Company was given $1,647,200 of incentives by the landlord to purchase new fixed assets and tenant improvements at the new premises. The Company has recorded $1,647,200 as deferred rent that is being amortized with rent expenses over the term of the lease. At December 31, 2012, $978,771 of landlord incentive is recorded as deferred rent.

Research Fees and Commissions

Research fees are paid to the Company for providing research to clients. These fees are recognized as revenue when earned. Commissions earned from securities transactions are recorded as revenue on a trade-date basis.

Investment Banking and Advisory Fees

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or placement agent. Investment banking revenues also include fees earned from providing financial advisory services. Investment banking management fees are recorded on the offering date, sales concessions on the settlement date, financial advisory fees as services are rendered and underwriting fees at the time the underwriting is completed and income is reasonably determinable.

Trading revenues (expenses)

Trading revenues (expenses) include facilitation costs related to commissions on securities transactions and gains and losses on derivative activities during the year (see Footnote 11, Financial Instruments and Risk). Revenues (expenses) related to facilitation costs are recorded on the trade date basis as reported by the clearing broker.

Foreign Currency Translations

Securities and cash denominated in foreign currencies are translated into U.S. dollars using the rates of exchange at the date of the statement of financial condition. Purchases and sales of foreign securities and the related income are translated at the rates of exchange prevailing on the date of such transaction.

Profit-Based Compensation

The Company estimates the fair value of profit units of REDS granted to employees of the Company, on the date of grant and recognizes an expense ratably over the requisite service periods, relating to those profit units that are expected to vest.

Fair Value of Investments

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy provides for prioritizing inputs to valuation techniques used to measure fair value into three levels:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.
Level 3	Unobservable inputs. Unobservable inputs reflect the assumptions that the Company develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. Management uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

Common stock is classified within Level 1 of the fair value hierarchy and is valued on the last business day of the year at the last available reported sales price.

Level 2 includes those financial instruments whose valuations are based on quoted prices in markets that are not active for which all significant inputs are observable, either directly or indirectly. Included in this level would be common stock, valued at the last relevant trade price closest to the reporting date and warrants based on the price of the underlying security using the Black-Scholes option-pricing model.

	Total	Level 1	Level 2
Securities owned:			
Common Stock [1]	$ 145,329	$ 145,329	
Equity Warrants	1,071,113		$ 1,071,113
	$ 1,216,442	$ 145,329	$ 1,071,113
Securities sold, not yet purchased:			
Common Stock	$ 11,204	$ 11,204	

(1) Principally in exploration of natural resources

There were no transfers between Levels 1 and 2 during the year ended December 31, 2012.

The values assigned to investments classified in Level 2 and any unrealized gains or losses reported thereon are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

3. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture and equipment are stated at cost and are being depreciated on the straight-line method over the estimated useful lives of the assets; five and three years, respectively. Leasehold improvements are amortized on a straight-line basis over the useful life of the improvement or the term of lease, whichever is shorter.

At December 31, 2012, furniture, equipment and leasehold improvements consist of:

Furniture and fixtures	$ 284,169
Computers and equipment	1,319,791
Leasehold improvements	730,343
	2,334,303
Less: Accumulated depreciation and amortization	(1,405,605)
	$ 928,698

4. CONCENTRATION OF CREDIT RISK

The Company maintains cash deposits in bank accounts at one financial institution and certificates of deposit, which at times, may exceed federally insured limits. The Company also maintains cash and securities at a custodian broker account (Note 6). In the event of a financial institution's insolvency, recovery of cash and securities may be limited.

5. UNDERWRITING AND ADVISORY FEES RECEIVABLE

Underwriting and advisory fees receivables consist primarily of $673,837 of fees and reimbursements from four transactions that occurred primarily in the fourth quarter of 2012.

6. EMPLOYEE LOAN RECEIVABLE

In January 2012, the Company advanced a total of $600,000 to two employees in exchange for promissory notes. These employee loans bear interest rate of 5%. Principal and accrued interest is due and payable in one installment on January 2, 2014. The notes contained a forgiveness clause based on certain events. The Company accounted for the forgiveness of loans by amortizing the monthly principal payment and accrued interest. A total of $300,000 of principal was outstanding as of December 31, 2012.

In September 2012, the Company advanced $500,000 to two employees in exchange for promissory notes. These employee loans bear interest of 0.25%, calculated on the unpaid principal balance and compounded annually, which are due and payable upon the earlier of (i) five days after the payment of a bonus with respect to services performed in fiscal year 2012 or (ii) the date of termination of employment. A total of $500,348 was outstanding as of December 31, 2012.

7. DUE FROM CLEARING BROKER

The clearing and depository operations for the Company's and its customers' securities transactions are provided by its clearing broker, Pershing LLC, pursuant to fully disclosed clearance agreement.

At December 31, 2012, the due from clearing brokers reflected on the statement of financial condition is cash held by the clearing brokers and unsettled trades. At December 31, 2012, securities owned at fair value, which consisted of common stock and warrants, are held by the clearing brokers.

The Company does not carry accounts for customers or perform custodial functions related to customers' securities. The Company introduces, on a fully disclosed basis, all of its customer transactions, which are not reflected in these financial statements, to its clearing brokers, which maintain the customer accounts and clear such transactions.

For transactions in which the Company, through its clearing brokers, may extend credit to customers, the Company seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing brokers monitor required margin levels daily, and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

The Company has agreed to indemnify the clearing brokers for losses that it may sustain from customer accounts introduced by the Company. The Company is required to maintain a security deposit of $250,000 at Pershing LLC, or such other amounts that the clearing broker may require at a future date. At December 31, 2012, there were no amounts to be indemnified to the clearing brokers for these transactions.

8. INCOME TAXES

The Company, as a limited liability company, has elected to be taxed as a partnership and, therefore, is not subject to federal and state income taxes. The members of the Company report their share of the Company's taxable income or loss on the members' income tax returns. The Company is required to pay New York City Unincorporated Business Tax and Texas Franchise Tax.

The Company recognized $1,584 in penalties related to income taxes in the financial statements and has not recognized any interest or, material unrecognized tax benefits. The Company is no longer subject to U.S. federal, state or local income tax examinations by tax authorities for years ending prior to December 31, 2009.

9. PROFIT SHARING PLAN

The Company has a defined contribution profit sharing plan that is available to all employees.

10. COMMITMENTS

Leases

The Company leases office space under operating leases for varying periods through May 2016. The leases contain provisions for minimum rent plus escalation expenses. Certain leases have provisions for escalation based on specified increases in costs incurred by the landlord.

At December 31, 2012, future minimum lease payments for all noncancellable leases net of sublease rental income with initial terms of one year or more are as follows:

Year Ending December 31,	Lease Obligations
2013	$ 3,925,474
2014	3,937,391
2015	4,144,542
2016	1,726,893
	$ 13,734,300

The Company has been given $1,647,200 of landlord incentives (see note 2, "Deferred Rent") of which $37,919 of such amount is receivable at December 31, 2012 and is included in other assets.

Guarantee of Loans of Affiliates

The Company has guaranteed the payment obligations of certain members of its Parent to one financial institution. The proceeds of the loans were used by the members for their investment in the Parent. As of December 31, 2012, the outstanding balance on the loans guaranteed was approximately $2.9 million.

11. FINANCIAL INSTRUMENTS AND RISK

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, credit risk and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive investments.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments resulting from market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. In addition to its investments, the Company is subject to credit risk to the extent a custodian or broker with whom it conducts business is unable to fulfill contractual obligations.

The Company enters into various transactions involving derivative financial instruments. These financial instruments include equity warrants contracts. These derivative financial instruments are used to conduct trading activities and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions.

At December 31, 2012, the Company had nine equity warrants with a value of $1,071,113.

12. MEMBERS' CAPITAL

The Company is authorized to issue 100 capital units of which 99 are designated as Class A capital units and 1 is designated as a Class B capital unit. Class A capital units are voting, whereas the Class B capital unit is non-voting. Profit and losses and distributions are allocated to members based on members' interests. Units held by the Minority Member are redeemable at the option of the Managing Member in cash or Class B capital units of REDS at its then fair value.

13. REDS PROFIT UNITS

The employees of the Company are granted from time to time profit units of REDS. The Board of REDS may grant up to 4,700,000 profit units to employees of the Company and REDS. REDS can issue up to 300,000 profit units in any fiscal year and no more than 100,000 profit units to any new employee. Such profit units have the right to share in future profits of REDS. The profit units granted to employees normally vest over a two or three-year period.

At December 31, 2012, the schedule of profit units granted is the following:

Profit Units outstanding at beginning of year	1,259,800
Profit Units forfeited	(22,333)
Profit Units exchanged	(347,000)
Profit Units granted	3,222,000
Profit Units outstanding at end of year	4,077,467
Profit Units vested at year end	855,647

At December 31, 2012, 622,533 profit units were available for grant.

In 2008 through 2012, the fair value of each profit unit granted was calculated on the date of the grant using the Black-Scholes option-pricing model based on the estimated value of the Company. The fair value of the units granted in 2012 was $0.11/unit.

The Company recognized compensation cost relating to the profit units granted as an expense in the financial statement over the vesting period based on the estimated fair value of the Company at the date issued. The unrecognized compensation costs related to non-vested profit units is approximately $328,000, which will be recognized over the next two years.

14. NET CAPITAL REQUIREMENT

As a broker-dealer registered with the SEC and a member of FINRA, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") and computes its net capital based on the aggregate indebtedness method. As a broker-dealer engaged in market making activities, the Rule requires the Company to maintain minimum net capital equal to the greater of $373,500 or 6 2/3% of aggregate indebtedness, both as defined by the Rule. At December 31, 2012, the Company had net capital of $3,882,377 which was $3,057,396 in excess of its minimum required net capital of $824,981. The Company's ratio of aggregate indebtedness to net capital was 318.7%.

Advances, dividend payments, and other equity withdrawals by the Company are subject to certain notification and other provisions of the Rule of the SEC and other regulatory bodies.

The Company claims exemption from Rule 15c3-3 of the SEC under subparagraph k(2)(ii) because it does not carry securities accounts for customers or perform custodial functions relating to customer securities and introduces all customers to its clearing brokers on a fully disclosed basis.

15. SUBSEQUENT EVENTS

On February 1, 2013, The Company signed a definitive agreement under which the Cowen Group, Inc, a Delaware corporation ("Cowen") will acquire the Company. The acquisition is an all stock transaction in which Cowen will purchase all of the Company's outstanding stock. The transaction which is expected to close by the end of the first quarter of 2013 is subject to customary closing conditions and regulatory approval.